Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2022	2021	2022	2021
Revenues (Note 3)	929	850	2,122	2,111
Fuel and purchased power (Note 4)	348	328	817	788
Carbon compliance (Note 4)	23	47	51	139
Gross margin	558	475	1,254	1,184
Operations, maintenance and administration (Note 4)	135	130	364	381
Depreciation and amortization (Note 14)	179	123	411	395
Asset impairment charges (Note 5)	70	575	4	620
Taxes, other than income taxes	8	9	25	26
Net other operating (income) loss (Note 6)	(11)	47	(48)	26
Operating income (loss)	177	(409)	498	(264)
Equity income	1	1	5	5
Finance lease income	4	6	15	19
Net interest expense (Note 7)	(66)	(63)	(195)	(186)
Foreign exchange gain	6	1	17	22
Gain on the sale of assets and other (Note 14)	4	23	6	56
Earnings (loss) before income taxes	126	(441)	346	(348)
Income tax expense (recovery) (Note 8)	30	(22)	103	42
Net earnings (loss)	96	(419)	243	(390)

Net earnings (loss) attributable to:
TransAlta shareholders	72	(446)	188	(478)
Non-controlling interests (Note 9)	24	27	55	88
	96	(419)	243	(390)

Net earnings (loss) attributable to TransAlta shareholders	72	(446)	188	(478)
Preferred share dividends (Note 21)	11	10	21	20
Net earnings (loss) attributable to common shareholders	61	(456)	167	(498)
Weighted average number of common shares outstanding in the period (millions)	271	271	271	271
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.23	(1.68)	0.62	(1.84)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2022	2021	2022	2021
Net earnings (loss)	96	(419)	243	(390)
Other comprehensive income (loss)
Net actuarial gains on defined benefit plans, net of tax(1)	—	2	36	40
Losses on derivatives designated as cash flow hedges, net of tax	—	—	—	(1)
Fair value losses on investments, net of tax (Note 13)	(1)	—	(1)	—
Total items that will not be reclassified subsequently to net earnings (loss)	(1)	2	35	39
Gains (losses) on translating net assets of foreign operations, net of tax	24	17	18	(20)
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(2)	(25)	(11)	(28)	3
Losses on derivatives designated as cash flow hedges, net of tax(3)	(100)	(107)	(251)	(238)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to net earnings (loss), net of tax(4)	39	19	21	(7)
Total items that will be reclassified subsequently to net loss	(62)	(82)	(240)	(262)
Other comprehensive loss	(63)	(80)	(205)	(223)
Total comprehensive income (loss)	33	(499)	38	(613)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	—	(533)	44	(670)
Non-controlling interests (Note 9)	33	34	(6)	57
	33	(499)	38	(613)
(1) Net of income tax expense of nil and $11 million for the three and nine months ended Sept. 30, 2022 (Sept. 30, 2021 — $1 million and $12 million expense).
(2) Net of income tax recovery of $3 million and $4 million for the three and nine months ended Sept. 30, 2022 (Sept. 30, 2021 — nil for both periods).
(3) Net of income tax recovery of $29 million and $72 million for the three and nine months ended Sept. 30, 2022 (Sept. 30, 2021 — $29 million and $65 million recovery).
(4) Net of reclassification of income tax recovery of $10 million and $5 million for the three and nine months ended Sept. 30, 2022 (Sept. 30, 2021 — recovery of $5 million and expense of $2 million).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2022	Dec. 31, 2021
Current assets
Cash and cash equivalents	816	947
Restricted cash (Note 18)	65	70
Trade and other receivables (Note 10)	1,327	651
Prepaid expenses	51	29
Risk management assets (Note 11 and 12)	755	308
Inventory	171	167
Assets held for sale	31	25
	3,216	2,197
Non-current assets
Investments (Note 13)	125	105
Long-term portion of finance lease receivables	143	185
Risk management assets (Note 11 and 12)	226	399
Property, plant and equipment (Note 14)
Cost	13,609	13,389
Accumulated depreciation	(8,315)	(8,069)
	5,294	5,320
Right-of-use assets	96	95
Intangible assets (Note 15)	257	256
Goodwill	465	463
Deferred income tax assets	60	64
Other assets (Note 16)	163	142
Total assets	10,045	9,226

Current liabilities
Accounts payable and accrued liabilities (Note 12)	1,279	689
Current portion of decommissioning and other provisions (Note 17)	49	48
Risk management liabilities (Note 11 and 12)	854	261
Current portion of contract liabilities (Note 22)	6	19
Income taxes payable	11	8
Dividends payable (Note 20 and 21)	39	62
Current portion of long-term debt and lease liabilities (Note 18)	722	844
	2,960	1,931
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 18)	2,487	2,423
Exchangeable securities	738	735
Decommissioning and other provisions (Note 17)	651	779
Deferred income tax liabilities	349	354
Risk management liabilities (Note 11 and 12)	247	145
Contract liabilities	12	13
Defined benefit obligation and other long-term liabilities (Note 19)	184	253
Total liabilities	7,628	6,633
Equity
Common shares (Note 20)	2,879	2,901
Preferred shares (Note 21)	942	942
Contributed surplus	33	46
Deficit	(2,318)	(2,453)
Accumulated other comprehensive income	2	146
Equity attributable to shareholders	1,538	1,582
Non-controlling interest (Note 9)	879	1,011
Total equity	2,417	2,593
Total liabilities and equity	10,045	9,226
Commitments and contingencies (Note 22)
See accompanying notes.

TRANSALTA CORPORATION F3

Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
9 months ended Sept. 30, 2022	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2021	2,901	942	46	(2,453)	146	1,582	1,011	2,593
Net earnings	—	—	—	188	—	188	55	243
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(10)	(10)	—	(10)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(230)	(230)	—	(230)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	36	36	—	36
FVOCI investments	—	—	—	—	60	60	(61)	(1)
Total comprehensive income (loss)	—	—	—	188	(144)	44	(6)	38
Common share dividends	—	—	—	(27)	—	(27)	—	(27)
Preferred share dividends	—	—	—	(21)	—	(21)	—	(21)
Shares purchased under normal course issuer bid ("NCIB") program (Note 20)	(29)	—	—	(5)	—	(34)	—	(34)
Effect of share-based payment plans	7	—	(13)	—	—	(6)	—	(6)
Distributions paid and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(126)	(126)
Balance, Sept. 30, 2022	2,879	942	33	(2,318)	2	1,538	879	2,417

9 months ended Sept. 30, 2021	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net loss	—	—	—	(478)	—	(478)	88	(390)
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(17)	(17)	—	(17)
Net gain (losses) on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(247)	(247)	1	(246)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	40	40	—	40
Intercompany FVOCI investments	—	—	—	—	32	32	(32)	—
Total comprehensive income (loss)	—	—	—	(478)	(192)	(670)	57	(613)
Common share dividends	—	—	—	(37)	—	(37)	—	(37)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Effect of share-based payment plans	5	—	(1)	—	—	4	—	4
Distributions paid and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(117)	(117)
Balance, Sept. 30, 2021	2,901	942	37	(2,361)	110	1,629	1,024	2,653
 See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2022	2021	2022	2021
Operating activities
Net earnings (loss)	96	(419)	243	(390)
Depreciation and amortization (Note 14 and 23)	179	197	411	574
Gain on sale of assets and other (Note 14)	(4)	(23)	(5)	(56)
Accretion of provisions (Note 7)	16	9	35	23
Decommissioning and restoration costs settled (Note 17)	(9)	(5)	(23)	(13)
Deferred income tax (recovery) expense (Note 8)	20	(46)	68	(17)
Unrealized loss (gain) from risk management activities	151	(67)	111	(100)
Unrealized foreign exchange loss (gain)	6	1	7	(24)
Provisions and contract liabilities	(8)	3	(4)	(19)
Asset impairment charges (Note 5)	70	575	4	620
Equity income, net of distributions from investments	—	(2)	(2)	(3)
Other non-cash items	(37)	9	(67)	30
Cash flow from operations before changes in working capital	480	232	778	625
Change in non-cash operating working capital balances	(276)	378	(252)	322
Cash flow from operating activities	204	610	526	947
Investing activities
Additions to property, plant and equipment (Note 14)	(280)	(127)	(481)	(344)
Additions to intangible assets (Note 15)	(4)	(1)	(27)	(4)
Restricted cash (Note 18)	(22)	(20)	3	(5)
Repayments in loan receivable (Note 16)	4	2	14	—
Proceeds on sale of Pioneer Pipeline (Note 14)	—	—	—	128
Proceeds on sale of property, plant and equipment	10	33	12	37
Realized gains (losses) on financial instruments	9	(1)	8	(4)
Decrease in finance lease receivable	12	10	34	30
Other	6	4	13	(14)
Change in non-cash investing working capital balances	90	19	83	(26)
Cash flow used in investing activities	(175)	(81)	(341)	(202)
Financing activities
Net decrease in borrowings under credit facilities	—	—	—	(114)
Repayment of long-term debt	(21)	(18)	(80)	(63)
Dividends paid on common shares (Note 20)	(14)	(13)	(41)	(37)
Dividends paid on preferred shares (Note 21)	(11)	(9)	(31)	(29)
Repurchase of common shares under NCIB (Note 20)	(10)	—	(28)	(4)
Net proceeds on issuance of common shares	—	—	1	8
Realized losses on financial instruments	—	(1)	—	—
Distributions paid to subsidiaries' non-controlling interests (Note 9)	(54)	(50)	(126)	(117)
Decrease in lease liabilities	(2)	(2)	(6)	(6)
Financing fees and other	(2)	1	(4)	(2)
Change in non-cash financing working capital balances	—	1	—	—
Cash flow used in financing activities	(114)	(91)	(315)	(364)
Cash flow (used in) from operating, investing and financing activities	(85)	438	(130)	381
Effect of translation on foreign currency cash	3	—	(1)	(4)
(Decrease) increase in cash and cash equivalents	(82)	438	(131)	377
Cash and cash equivalents, beginning of period	898	642	947	703
Cash and cash equivalents, end of period	816	1,080	816	1,080
Cash taxes paid	10	13	53	40
Cash interest paid	52	49	159	161
See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Corporate Information
A. Description of the Business
TransAlta Corporation (“TransAlta” or the “Company”) was incorporated under the Canada Business Corporations Act in March 1985. The Company became a public company in December 1992. Its head office is located in Calgary, Alberta.

Operating Segments
In 2021, the Company realigned its current operating segments to reflect a change in how TransAlta’s President and Chief Executive Officer (the chief operating decision maker) ("CODM") reviews financial information in order to allocate resources and assess performance. The primary changes were the elimination of the Alberta Thermal and the Centralia segments, and the reorganization of the North American Gas and Australia Gas segments into a new "Gas" segment. The Alberta Thermal facilities that have been converted to gas have been included in the Gas segment. The remaining assets previously included in Alberta Thermal, including the mining assets and those facilities not converted to gas and the remaining Centralia unit, are included in a new "Energy Transition" segment. No changes were made to the Hydro and Wind and Solar segments. This change better aligns with the Company's long-term strategy and reflects its Clean Electricity Growth Plan. Refer to Note 23 for further details.

B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company’s audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the "Board") on Nov. 7, 2022.

C. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, discount rates, foreign exchange rates, inflation and commodity prices and changes in economic conditions, legislation and regulations.

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements
During the three and nine months ended Sept. 30, 2022, the global economy continued to recover from the COVID-19 pandemic. The Russia-Ukraine conflict has set off historic policy actions and global coordination of sanctions and commitments to reduce dependency on Russian energy including natural gas. This has contributed to global supply chain disruptions, commodity price volatility and potential increases to inherent cybersecurity risk. Energy prices have strengthened due to elevated uncertainty of global oil and natural gas supply given the war in Ukraine. Recent inflationary and supply chain dynamics coupled with rising interest rates and volatility in foreign exchange rates have created an environment that requires close monitoring. Estimates to the extent to which the geopolitical events may, directly or indirectly, impact the Company's operations, financial results and conditions in future periods are also subject to significant uncertainty. Uncertainty related to COVID-19, geopolitical events and Consumer Price Index ("CPI") inflation have been considered in the Company's estimates as at and for the period ended Sept. 30, 2022.

During the three and nine months ended Sept. 30, 2022, there were changes in estimates relating to asset useful lives and depreciation (Note 14), decommissioning and other provisions (Note 17) and defined benefit obligations (Note 19).

Refer to Note 2(P) of the Company’s 2021 audited annual consolidated financial statements for further details on the Significant Accounting Judgments and Key Sources of Estimation Uncertainty.

2. Material Accounting Policies
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2021, except for the adoption of new standards effective as of Jan. 1, 2022, the early adoption of standards and interpretations or amendments that have been issued but are not yet effective.

A. Current Accounting Policy Changes

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
On May 14, 2020, the International Accounting Standards Board ("IASB") issued Onerous Contracts — Cost of Fulfilling a Contract and amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after Jan. 1, 2022, and the Company adopted these amendments as of Jan. 1, 2022. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after the effective date. No adjustments resulted in the adoption of the amendments on Jan. 1, 2022.

B. Future Accounting Policy Changes
Please refer to Note 3 of the audited annual 2021 consolidated financial statements for the future accounting policies impacting the Company. In the three and nine months ended Sept. 30, 2022, no additional future accounting policy changes impacting the Company were identified.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings (loss).

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements
3. Revenue
A. Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities and from asset optimization activities, which the Company disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended Sept. 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	11	37	124	—	—	—	172
Environmental attributes	—	3	—	—	—	—	3
Revenue from contracts with customers	11	40	124	—	—	—	175
Revenue from leases(3)	—	—	12	—	—	—	12
Revenue from derivatives and other trading activities(4)	—	(49)	(286)	60	54	1	(220)
Revenue from merchant sales	252	17	518	171	—	—	958
Other	2	3	4	—	—	(5)	4
Total revenue	265	11	372	231	54	(4)	929

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	3	—	2	—	—	5
Over time	11	37	124	(2)	—	—	170
Total revenue from contracts with customers	11	40	124	—	—	—	175
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent related to other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Significant volatility and pricing in commodity markets resulted in higher than normal movements in derivative positions.

3 months ended Sept. 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	8	37	103	10	—	—	158
Environmental attributes	—	14	—	—	—	—	14
Revenue from contracts with customers	8	51	103	10	—	—	172
Revenue from leases(3)	—	—	4	—	—	—	4
Revenue from derivatives and other trading activities(4)	—	(18)	—	74	86	1	143
Revenue from merchant sales	86	15	275	147	—	—	523
Other	2	4	2	—	—	—	8
Total revenue	96	52	384	231	86	1	850

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	14	(1)	10	—	—	23
Over time	8	37	104	—	—	—	149
Total revenue from contracts with customers	8	51	103	10	—	—	172
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with the current period.

9 months ended Sept. 30, 2022	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	29	155	340	6	—	—	530
Environmental attributes	1	33	—	—	—	—	34
Revenue from contracts with customers	30	188	340	6	—	—	564
Revenue from leases(3)	—	—	20	—	—	—	20
Revenue from derivatives and other trading activities(4)	—	(69)	(359)	174	116	3	(135)
Revenue from merchant sales	411	61	925	253	—	—	1,650
Other	6	15	7	—	—	(5)	23
Total revenue	447	195	933	433	116	(2)	2,122

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	1	33	—	8	—	—	42
Over time	29	155	340	(2)	—	—	522
Total revenue from contracts with customers	30	188	340	6	—	—	564
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent related to other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Significant volatility and pricing in commodity markets resulted in higher than normal movements in derivative positions.

9 months ended Sept. 30, 2021	Hydro	Wind and Solar	Gas(1)	Energy Transition(2)	Energy Marketing	Corporate and Other	Total
Revenues from contracts with customers
Power and other	21	149	275	20	—	—	465
Environmental attributes	—	23	—	—	—	—	23
Revenue from contracts with customers	21	172	275	20	—	—	488
Revenue from leases(3)	—	—	14	—	—	—	14
Revenue from derivatives and other trading activities(4)	—	(15)	(57)	137	185	6	256
Revenue from merchant sales	271	44	699	314	—	—	1,328
Other(5)	7	12	6	—	—	—	25
Total revenue	299	213	937	471	185	6	2,111

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	23	1	19	—	—	43
Over time	21	149	274	1	—	—	445
Total revenue from contracts with customers	21	172	275	20	—	—	488
(1) This segment includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(2) This segment includes the segment previously known as Centralia and the facilities not converted to gas previously in the Alberta Thermal segment. Refer to Note 1 for further details.
(3) Total rental income, including contingent rent and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging and derivative positions. Wind and Solar has been revised to present revenue classifications consistent with the current period.
(5) Includes government incentives and other miscellaneous revenue.

B. Changes to Revenue Contracts
Wind and Solar
On Aug. 23, 2022, the Company announced that it was awarded a capacity contract with the Ontario Independent Electricity System Operator (the “IESO”) for the Melancthon 1 wind facility, which will extend the period of contracted revenues to April 30, 2031. The wind facility's existing PPA with the IESO ends on March 3, 2026.

On June 2, 2022, TransAlta Renewables Inc., a subsidiary of the Company ("TransAlta Renewables") announced that it amended and extended its current power purchase agreements with New Brunswick Power Corporation ("NB Power") in respect of each of the Kent Hills 1, 2 and 3 wind facilities, representing total generating capacity of 167 MW. The amending agreements provide for a blend-and-extend of the PPAs providing NB Power with an effective 10 per cent reduction to the original contract prices from January 2023 through December 2033 and the extension of the original contract term for an additional 10-year period through to December 2045.

Refer to Notes 14, 16 and 18 for further discussion related to the Kent Hills wind facilities.

Gas
On Aug. 23, 2022, the Company announced that it was awarded a capacity contract with the IESO for the Sarnia cogeneration facility, which will extend the period of contracted revenues to April 30, 2031. The current IESO contract ends on Dec. 31, 2025. The Company expects gross margin from the Sarnia cogeneration facility to be reduced by approximately 30 per cent per year as a result of the IESO price cap under the new contract.

During the second quarter of 2022, the Company executed contract extensions for the supply of electricity with three of its industrial customers and for the supply of steam for one of these customers, at the Sarnia cogeneration facility. These agreements extend the delivery term from Dec. 31, 2022 to April 30, 2031 in one case and to Dec. 31, 2032, for the other two.

4. Expenses by Nature
A. Fuel, Purchased Power and Operations, Maintenance and Administration ("OM&A")
Fuel and purchased power and OM&A expenses classified by nature are as follows:

	3 months ended Sept. 30				9 months ended Sept. 30
	2022		2021		2022		2021
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	152	—	80	—	409	—	200	—
Coal fuel costs(1)	48	—	53	—	96	—	123	—
Royalty, land lease and other direct costs	6	—	4	—	18	—	14	—
Purchased power(2)	141	—	108	—	290	—	246	—
Mine depreciation(3)	—	—	74	—	—	—	179	—
Salaries and benefits	1	66	9	67	4	180	26	174
Other operating expenses(2)(4)	—	69	—	63	—	184	—	207
Total	348	135	328	130	817	364	788	381
(1) During the three and nine months ended Sept. 30, 2021, $5 million and $16 million, respectively, was included in coal fuel costs related to the impairment of coal inventory recorded during 2021.
(2) During the three and nine months ended Sept. 30, 2021, $1 million and $6 million, respectively, related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(3) During the three and nine months ended Sept. 30, 2021, $19 million and $48 million, respectively, was included in mine depreciation, related to the impairment of mine depreciation recorded during 2021.
(4) During the three and nine months ended Sept. 30, 2021, OM&A costs included a writedown of $5 million and $30 million, respectively, for parts and material inventory related to the Highvale mine and coal operations at our gas converted facilities.

TRANSALTA CORPORATION F8

Notes to Condensed Consolidated Financial Statements
B. Carbon Compliance
During the nine months ended Sept. 30, 2022, the Company utilized 1,169,333 emission credits with a carrying value of $35 million to settle the 2021 carbon compliance obligation of $47 million. The difference of $12 million has been recognized as a reduction in the Company's carbon compliance costs in the period.

As at Sept. 30, 2022, the Company currently holds 1,017,980 emission credits in inventory purchased externally with a recorded book value of $34 million (Dec. 31, 2021 — 2,033,752 emission credits with a recorded book value of $55 million). The Company also has approximately 1,922,972 of internally generated eligible emission credits with no recorded book value (Dec. 31, 2021 — 1,922,973). In addition, the Company holds approximately 1,750,000 eligible emission credits generated from assets formerly subject to the Hydro Power Purchase Arrangement ("Hydro PPA") during the period 2018-2020, which also have no recorded book value. Refer to Note 22 for further details.

5. Asset Impairment Charges
The Company has determined that certain assets and/or facilities will be grouped together to form a cash generating unit ("CGU") where requirements are met for the purposes of impairment testing. Property, Plant and Equipment ("PP&E") and goodwill have been allocated to each of the CGUs or groups of CGUs in a segment that are expected to benefit from the synergies of the business combination in which the goodwill arose, to determine the carrying amount.

As part of the Company’s monitoring controls, long-range forecasts are prepared for each CGU. The long-range forecast estimates are used to assess the significance of potential indicators of impairment and provide criteria to evaluate adverse changes in operations. The Company also considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. When indicators of impairment are present, the Company estimates a recoverable amount (the higher of value in use and fair value less costs of disposal) for each CGU by calculating an approximate fair value less costs of disposal using discounted cash flow projections based on the Company’s long-range forecasts. The valuations used are subject to measurement uncertainty based on assumptions and inputs to the Company’s discount rates, long-range forecast, including changes to fuel costs, operating costs, capital expenditures, external power prices and useful lives of the assets extending to the last planned asset retirement in 2072.

During the period, the Company recognized the following asset impairment charges (reversals):

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Wind and Solar	14	10	35	10
Hydro	15	9	21	9
Energy Transition Facilities	—	509	—	519
Corporate	—	—	—	27
Changes in decommissioning and restoration provisions on retired assets	41	44	(52)	38
Intangible asset impairment - Coal Rights(1)	—	3	—	17
Asset impairment charges	70	575	4	620
(1) Impaired to nil in 2021, as no future coal will be extracted from this area of the mine.

Wind and Solar
During the three and nine months ended Sept. 30, 2022, the Company recorded net impairment charges of $14 million and $35 million, respectively. During the second quarter, three wind facilities were impaired primarily as a result of an increase in discount rates. During the third quarter, two additional wind facilities and one solar facility were impaired as a result of changes in key assumptions including significant increases in discount rates and changes in estimated future cash flows. The recoverable amounts of $607 million for these six assets were estimated based on fair value less cost of disposal utilizing a discounted cash flow approach and is categorized as a Level III fair value measurement.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements
During the third quarter of 2021, the Company recorded an impairment charge of $8 million for a wind asset as result of an increase in estimated decommissioning costs after the review of a recent engineering study. The resulting fair value measurement less cost of disposal is categorized as a Level III fair value measurement and the Company adjusted the expected value down to $65 million as at Sept. 30, 2021 using discount rates of 5 per cent. The key assumptions impacting the determination of fair value are electricity production, sales prices and cost inputs, which are subject to measurement uncertainty.

As at Sept. 30, 2021, the Company recognized an impairment charge of $2 million related to the Kent Hills Wind LP tower failure.
Hydro
During the three and nine months ended Sept. 30, 2022, the Company recorded net impairment charges of $15 million and $21 million, respectively. During the second quarter, an impairment of $6 million was recorded on one of the hydro facilities primarily from an increase in discount rates. During the third quarter, two additional hydro facilities were impaired as a result of changes in key assumptions including significant increases in discount rates and changes in estimated future cash flows and pricing. The recoverable amounts of $89 million in total for these three assets were estimated based on fair value less cost of disposal utilizing a discounted cash flow approach and are categorized as a Level III fair value measurement.

During the third quarter of 2021, the Company recorded an impairment charge of $9 million in the Hydro segment on the balance of project development costs at one of the hydro facilities as there was uncertainty on timing of when the project will proceed.

The calculation of fair value less cost of disposal for all of the above facilities is most sensitive to the following assumptions:

	Location of assets	2022 Contract and Merchant discount rates	Prior period Contract and Merchant discount rates(1)
Wind and Solar	Canada	6.4 and 7.1 per cent	5.0 and 5.0 per cent
	United States ("US")	6.5 and 7.3 per cent	5.1 and 5.1 per cent
Hydro	Canada	5.9 and 6.4 per cent	3.6 and 4.9 per cent
(1) Prior period discount rates were related to the most recent detailed valuation performed for the Wind and Solar segment in third quarter of 2021, and for the Hydro segment in the third quarter of 2019.

Energy Transition
During the third quarter of 2021, the Company recognized asset impairments charges in the Alberta Thermal segment as a result of the decision to suspend the Sundance Unit 5 repowering project of $190 million and planned retirements of Keephills Unit 1 of $78 million and Sundance Unit 4 of $56 million. Keephills Unit 1 and Sundance Unit 4 impairment assessments were based on the estimated salvage values of these units which were in excess of the expected economic benefits from these units. For the Sundance Unit 5 repowering project, impairment assessments were based on the estimated recoverable amount of estimated fair value less costs of disposal of reselling the equipment for assets under construction and estimated salvage value for the balance of the costs. The fair value measurement for assets under construction is categorized as a Level III fair value measurement. The total remaining estimated recoverable amount and salvage values for the Sundance Unit 5 repowering project was $33 million as at Sept. 30, 2021. Discounting did not have a material impact to these asset impairments. These asset retirement and project suspension decisions were based on the Company's assessment of future market conditions, the age and condition of in-service units and TransAlta's strategic focus toward customer-centred renewable energy solutions.

During the third quarter of 2021, with the shut down of the Highvale Mine at the end of 2021, it was determined that the estimated salvage value exceeded the economic benefit to the Alberta Merchant CGU. The asset was removed from the Alberta Merchant CGU for impairment purposes and was assessed for impairment as an individual asset which resulted in the recognized impairment charge of $185 million within the Energy Transition segment, with the asset being written down to salvage value.

TRANSALTA CORPORATION F10

Notes to Condensed Consolidated Financial Statements
Corporate
Energy Transfer Canada, formerly SemCAMS Midstream ULC, purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Company recorded an impairment of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date.

Changes in Decommissioning and Restoration Provisions on Retired Assets
During the third quarter of 2022, the Company accelerated the expected timing on decommissioning and restoration for certain retired gas assets. This resulted in an increase in the decommissioning and restoration provision with a $50 million impairment recorded in the quarter. In addition, for the three and nine months ended Sept. 30, 2022, the decommissioning and restoration provisions relating to retired assets have decreased due to an increase in discount rates, resulting in an impairment reversal of $9 million and $102 million, respectively. Refer to Note 14 and 17 for further details.

6. Net Other Operating (Income) Loss
Net other operating (income) loss includes the following:

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Alberta Off-Coal Agreement	(10)	(10)	(30)	(30)
Liquidated damages recoverable	(1)	—	(11)	—
Insurance recoveries	—	—	(7)	(1)
Supplier settlements	—	43	—	43
Highvale Mine onerous contract provision	—	14	—	14
Net other operating (income) loss	(11)	47	(48)	26

Alberta Off-Coal Agreement
The Company receives payments from the Government of Alberta for the cessation of coal-fired emissions on or before Dec. 31, 2030. Under the terms of the agreement, the Company receives annual cash payments on or before July 31 of approximately $40 million ($37 million, net of the non-controlling interest related to Sheerness facility), which commenced Jan. 1, 2017 and will terminate at the end of 2030. Refer to Note 9 in the 2021 audited annual consolidated financial statements for further details.

Liquidated Damages Recoverable
During the three and nine months ended Sept. 30, 2022, the Company recorded $1 million and $11 million, respectively, related to requirements to be met by the contractor on turbine availability at the Windrise wind facility.

Insurance Recoveries
During the nine months ended Sept. 30, 2022, the Company received insurance proceeds of $7 million related to the replacement costs for the single collapsed tower at the Kent Hills wind facilities.

Supplier Settlements
During the third quarter of 2021, $27 million was expensed for amounts due to contractors for not proceeding with the Sundance Unit 5 repowering project, $10 million (US$8 million) deferred asset was expensed as it was not likely that the Company would incur sufficient capital or operating expenditures to utilize the remaining credit and $6 million was expensed for amounts due to contractors for not proceeding with the construction of equipment for Keephills Unit 1 during the third quarter of 2021.

Highvale Mine Onerous Contract Provision
During the third quarter of 2021, an onerous contract provision for future royalty payments of $14 million was recognized as a result of a decision to accelerate the plans to shut down the Highvale Mine.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements
7. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Interest on debt	42	41	123	121
Interest on exchangeable debentures	7	8	22	22
Interest on exchangeable preferred shares	7	7	21	21
Interest income	(7)	(2)	(14)	(8)
Capitalized interest (Note 14)	(4)	(5)	(8)	(13)
Interest on lease liabilities	1	1	4	5
Credit facility fees, bank charges and other interest	5	4	16	14
Tax shield on tax equity financing	(1)	—	(4)	1
Accretion of provisions	16	9	35	23
Net interest expense	66	63	195	186

During the three and nine months ended Sept. 30, 2022, the Company capitalized interest at a weighted average rate of 6.1 per cent (Sept. 30, 2021 - 6.0 per cent).

On Nov. 7, 2022, the Company declared a dividend of $7 million in aggregate for Exchangeable Preferred Shares at the fixed rate of 1.764 per cent per share payable on Nov. 30, 2022. The Exchangeable Preferred Shares are considered debt for accounting purposes and, as such, dividends are reported as interest expense.

8. Income Taxes
The components of income tax expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Current income tax expense	10	24	35	59
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	20	(125)	168	(144)
Deferred income tax expense (recovery) related to temporary difference on investment in subsidiary	—	2	(7)	2
Deferred income tax expense (recovery) arising from the writedown (reversal of write-down) of deferred income tax assets(1)	—	77	(93)	125
Income tax expense (recovery)	30	(22)	103	42

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Current income tax expense	10	24	35	59
Deferred income tax expense (recovery)	20	(46)	68	(17)
Income tax expense (recovery)	30	(22)	103	42
(1) During the nine months ended Sept. 30, 2022, the Company recorded a write-down reversal of deferred tax assets $93 million mainly related to tax benefits of losses associated with the Company's directly owned US and Canadian operations. The write-down of deferred income tax assets related to US and Canadian operations arose as it is not considered probable that sufficient future taxable income will be available to utilize the underlying tax losses. The Company evaluates at each period end whether it is probable that sufficient future taxable income would be available to utilize the underlying tax losses.

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements
9. Non-Controlling Interests
The Company’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Net earnings
TransAlta Cogeneration L.P.	32	17	45	48
TransAlta Renewables	(8)	10	10	40
	24	27	55	88

Total comprehensive income (loss)
TransAlta Cogeneration L.P.	32	17	45	48
TransAlta Renewables	1	17	(51)	9
	33	34	(6)	57

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	29	25	51	42
TransAlta Renewables	25	25	75	75
	54	50	126	117

As at	Sept. 30, 2022	Dec. 31, 2021
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	135	142
TransAlta Renewables	744	869
	879	1,011
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.9

10. Trade and Other Receivables

As at	Sept. 30, 2022	Dec. 31, 2021
Trade accounts receivable	933	499
Collateral paid (Note 12)	315	55
Current portion of finance lease receivable	47	40
Loan receivable (Note 16)	9	55
Income taxes receivable	23	2
Trade and other receivables	1,327	651

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements
11. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy utilized by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.

The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.

In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III
Fair values are determined using inputs for the assets or liabilities that are not readily observable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. For additional information, refer to Note 15 of the 2021 audited annual consolidated financial statements.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2022, are as follows: Level I — $76 million net asset (Dec. 31, 2021 — $12 million net asset), Level II — $350 million net asset (Dec. 31, 2021 — $122 million net asset) and Level III — $611 million net liability (Dec. 31, 2021 — $159 million net asset).

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements
Significant changes in commodity net risk management assets (liabilities) during the nine months ended Sept. 30, 2022, are primarily attributable to volatility in market prices across multiple markets on both existing contracts and new contracts as well as contract settlements.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the nine months ended Sept. 30, 2022 and 2021, respectively:

	9 months ended Sept. 30, 2022			9 months ended Sept. 30, 2021
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	285	(126)	159	573	9	582
Changes attributable to:
Market price changes on existing contracts	(346)	(371)	(717)	(249)	(100)	(349)
Market price changes on new contracts	—	(114)	(114)	—	(123)	(123)
Contracts settled	(37)	82	45	(83)	(10)	(93)
Change in foreign exchange rates	20	(6)	14	(4)	—	(4)
Transfers into (out of) Level III	—	2	2	—	—	—
Net risk management assets (liabilities) at end of period	(78)	(533)	(611)	237	(224)	13
Additional Level III information:
Losses recognized in other comprehensive income	(326)	—	(326)	(253)	—	(253)
Total gains (losses) included in earnings before income taxes	37	(491)	(454)	83	(223)	(140)
Unrealized losses included in earnings before income taxes relating to net liabilities held at period end	—	(409)	(409)	—	(233)	(233)

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements
As of Sept. 30, 2022, the total Level III risk management asset balance was nil (Dec. 31, 2021 — $305 million) and Level III risk management liability balance was $611 million (Dec. 31, 2021 — $146 million). The following information on risk management contracts or groups of risk management contracts that are included in Level III measurements, include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.

As at	Sept. 30, 2022
Description	Sensitivity	Valuation technique	Unobservable input	Reasonable possible change
Long-term power sale – US	+19	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$5 or increase of US$31
-120
Coal transportation – US	+14	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$5 or increase of US$31
			Volatility	80% to 120%
	-11		Rail rate escalation	zero to 10%
Full requirements – Eastern US	+4	Monte Carlo	Volume	95% to 105%
	-25		Cost of supply	US$(1) to US$3 per MWh
Long-term wind energy sale –Eastern US	+20	Long-term price forecast	Illiquid future power prices (per MWh)	Price increase or decrease of US$6
			Illiquid future REC prices (per unit)	Price decrease of US$2 or increase of US$1
	-15		Wind discounts	zero to 5%
Long-term wind energy sale – Canada	+68	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$75 or increase of C$4
	-16		Wind discounts	14% decrease or 5% increase
Long-term wind energy sale - Central US	+57	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$4 or increase of US$5
	-21		Wind discounts	3% decrease or 7% increase
Others	+8
-8

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

As at	Dec. 31, 2021
Description	Sensitivity	Valuation technique	Unobservable input	Reasonable possible change
Long-term power sale – US	+22	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$3 or increase of US$20
-145
Coal transportation – US	+3	Numerical derivative valuation	Illiquid future power prices (per MWh)	Price decrease of US$3 or increase of US$20
	-18		Volatility	80% to 120%
			Rail rate escalation	zero to 4%
Full requirements – Eastern US	+9	Monte Carlo	Volume	95% to 105%
	-9		Cost of supply	(+/-) US$1 per MWh
Long-term wind energy sale –Eastern US	+17	Long-term price forecast	Illiquid future power prices (per MWh)	Price increase or decrease of US$6
	-16		Illiquid future REC prices (per unit)	Price decrease of US$3 or increase of US$2
Long-term wind energy sale – Canada	+21	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of C$24 or increase of C$5
	-11		Wind discounts	5% decrease or 5% increase
Long-term wind energy sale - Central US	+27	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$2 or increase of US$3
	-15		Wind discounts	3% decrease or 3% increase
Others	+6
-6

Contracts that are entered into with customers for the off-take of energy and other outputs from Company owned facilities may not be eligible to be accounted for as own use contracts with customers and may either be classified and accounted for as derivatives or contain embedded derivatives. Conditions that result in derivative classification include, for example: net financial settlement of the contract; lack of physical delivery requirements; or, the contract is readily convertible to cash. When a contract with a customer is classified and accounted for as a derivative, the contract is recognized within risk management assets (liabilities) at fair value and subsequent changes in fair value of the contract are recognized in revenues as revenue from derivatives and other trading activities, unless hedge designation is available and made.

i. Long-Term Power Sale – US
The Company has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024 and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

The contract is denominated in US dollars. The US dollar relative to the Canadian dollar strengthened from Dec. 31, 2021 to Sept. 30, 2022, resulting in a decrease in the base fair value and an increase in the sensitivity values by approximately $6 million and $8 million, respectively.

ii. Coal Transportation - US
The Company has a coal rail transport agreement that includes an upside sharing mechanism until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the agreement.

iii. Full Requirements – Eastern US
The Company has a portfolio of full requirement service contracts, whereby the Company agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and independent system operator costs.

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements
iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind facility, the Company has a long-term contract for differences whereby the Company receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. The contract matures in December 2034. The contract is accounted for as a derivative. Changes in fair value are presented in revenue.
v. Long-Term Wind Energy Sale – Canada
In relation to the Garden Plain wind project, the Company has entered into two virtual PPAs whereby the Company receives the difference between the fixed contract price per MWh and the Alberta Electric System Operator ("AESO") settled pool price per MWh. Both contracts commence on commercial operation of the facility, which is expected by the the end of 2022 and extend for a weighted average of approximately 17 years.

In addition to the virtual PPA contracts, the Company has entered into a bridge contract that runs 16 months from Sept. 1, 2021 through Dec. 31, 2022, which automatically extends at the virtual PPA price should the commencement of commercial operations occur after Dec. 31, 2022.

The energy component of these contracts are accounted for as derivatives. Changes in fair value are presented in revenue.

vi. Long-Term Wind Energy Sale – Central US
The Company has entered into two long-term virtual PPAs for the off take of 100 per cent of the generation from its 300 MW White Rock East and White Rock West wind power projects (collectively, the "White Rock Wind projects") to be located in Caddo County, Oklahoma. The Company receives the difference between the fixed contract price per MWh and the settled pool price per MWh. The contracts commence on commercial operation of the facilities, which is expected within the second half of 2023 and extend for more than 10 years past that date.

On April 5, 2022, the Company entered into a long-term virtual PPA for the offtake of 100 per cent of the generation from its 200 MW Horizon Hill wind project ("Horizon Hill wind project") to be located in Logan County, Oklahoma. The Company receives the difference between the fixed contract price per MWh and the settled pool price per MWh. The contract commences on commercial operation of the facility, which is expected within the second half of 2023.

The energy component of these contracts are accounted for as derivatives. Changes in fair value are presented in revenue.

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.

Other risk management assets and liabilities with a total net asset fair value of $65 million as at Sept. 30, 2022 (Dec. 31, 2021 – $8 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets and liabilities during the nine months ended Sept. 30, 2022, are primarily attributable to favourable impacts of interest rate increases on existing contracts and favourable foreign exchange rates on new contracts entered into during 2022.

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying value(1)
	Level I	Level II	Level III	Total
Exchangeable Securities - Sept. 30, 2022	—	718	—	718	738
Long-term debt - Sept. 30, 2022	—	2,790	—	2,790	3,105

Exchangeable securities - Dec. 31, 2021	—	770	—	770	735
Long-term debt - Dec. 31, 2021	—	3,272	—	3,272	3,167
(1) Includes current portion.

The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable and the finance lease receivables approximate the carrying amounts and the amounts receivable represent cash flows from repayments of principal and interest.

C. Inception Gains and Losses
The majority of derivatives traded by the Company are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this Note 11 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss) and a reconciliation of changes is as follows:

	9 months ended Sept. 30
	2022	2021
Unamortized net loss at beginning of the period	(131)	(33)
New inception gains (losses)	(40)	15
Change in foreign exchange rates	(11)	—
Amortization recorded in net earnings during the period	(21)	(6)
Unamortized net loss at end of the period	(203)	(24)

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements
12. Risk Management Activities
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings (loss) and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and its risk tolerance. For additional information on the Company's Risk Management Activities please refer to Note 16 of the 2021 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets (liabilities) are as follows:

As at Sept. 30, 2022	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(110)	(54)	(164)
Long-term	32	(53)	(21)
Net commodity risk management liabilities	(78)	(107)	(185)
Other
Current	59	6	65
Long-term	—	—	—
Net other risk management assets	59	6	65

Total net risk management liabilities	(19)	(101)	(120)

As at Dec. 31, 2021	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	33	12	45
Long-term	252	(4)	248
Net commodity risk management assets	285	8	293
Other
Current	3	(1)	2
Long-term	—	6	6
Net other risk management assets	3	5	8

Total net risk management assets	288	13	301

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

i. Commodity Price Risk Management – Proprietary Trading

The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings (loss) in the period that the price changes occur. VaR at Sept. 30, 2022, associated with the Company’s proprietary trading activities was $3 million (Dec. 31, 2021 — $2 million).

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and by products, as considered appropriate. VaR at Sept. 30, 2022, associated with the Company’s commodity derivative instruments used in generation hedging activities was $34 million (Dec. 31, 2021 — $33 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings (loss) in the period in which the price change occurs. VaR at Sept. 30, 2022, associated with these transactions was $43 million (Dec. 31, 2021 — $51 million), of which $21 million related to virtual PPAs (Dec. 31, 2021 — $18 million).

iii. Interest Rate Risk
Interest rate risk arises as the fair value of future cash flows from a financial instrument fluctuates because of changes in market interest rates. Changes in interest rates can impact the Company’s borrowing costs. Changes in the cost of capital may also affect the feasibility of new growth initiatives.

The Company's credit facility, Term Facility ("Term Facility") and the Poplar Creek non-recourse bond are the only debt instruments subject to floating interest rates, which represent 3 per cent of the Company’s debt as at Sept. 30, 2022 (Dec. 31, 2021 - 3 per cent). The Poplar Creek non-recourse bond face value as at Sept. 30, 2022 was $98 million (Dec. 31, 2021 — $104 million), with interest expense based upon the three-month Canadian Dollar Offered Rate, which will be discontinued in 2024.

During the third quarter of 2022, the interest rate swap agreements with a notional amount of US$150 million referencing the three-month LIBOR were replaced with swap agreements referencing the Secured Overnight Financing Rate ("SOFR"). Existing interest rate swap agreements with a notional amount of US$150 million reference the US Treasury Bond yield. The maturity dates on all swap agreements have been extended.

II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2022:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1,2)	86	14	100	1,318
Long-term finance lease receivables	100	—	100	143
Risk management assets(1)	81	19	100	981
Loan receivable(2)	—	100	100	41
Total				2,483

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) Includes $41 million loan receivable included within Other Assets with a counterparty that has no external credit rating. The current portion of $9 million was excluded from trade and other receivables as it is included in loan receivable in the table above.

The Company did not have significant expected credit losses as at Sept. 30, 2022.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at Sept. 30, 2022, was $98 million (Dec. 31, 2021 — $37 million).

III. Liquidity Risk

The Company has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt maturity is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in cash flows and highlight the strength of our long-term contracted asset base.

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Company’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2022	2023	2024	2025	2026	2027 and thereafter	Total
Accounts payable and accrued liabilities	1,279	—	—	—	—	—	1,279
Long-term debt(1)	580	170	127	141	143	1,976	3,137
Exchangeable securities(2)	—	—	—	750	—	—	750
Commodity risk management (assets) liabilities	92	67	33	(43)	9	27	185
Other risk management (assets) liabilities	(79)	13	—	2	—	(1)	(65)
Lease liabilities(3)	(1)	(3)	4	4	4	96	104
Interest on long-term debt and lease liabilities(4)	47	133	128	120	113	830	1,371
Interest on exchangeable securities(2,4)	13	53	62	—	—	—	128
Dividends payable	39	—	—	—	—	—	39
Total	1,970	433	354	974	269	2,928	6,928
(1) Excludes impact of hedge accounting and derivatives.
(2) Assumes the exchangeable securities will be exchanged on Jan. 1, 2025.
(3) Lease liabilities includes a lease incentive of $4 million expected to be received in 2022 and $8 million in 2023.
(4) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

I.Financial Assets Provided as Collateral
At Sept. 30, 2022, the Company provided $315 million (Dec. 31, 2021 – $55 million) in cash and cash equivalents as collateral to regulated clearing agents and certain utility customers as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. The utility customers are obligated to pay interest on the outstanding balances. Collateral provided is included in trade and other receivables in the Condensed Consolidated Statements of Financial Position.

II.Financial Assets Held as Collateral
At Sept. 30, 2022, the Company held $395 million (Dec. 31, 2021 – $18 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value. Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Condensed Consolidated Statements of Financial Position.

III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at Sept. 30, 2022, the Company had posted collateral of $600 million (Dec. 31, 2021 – $356 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features which, if triggered, and result in no unsecured credit being available to the Company, may result in having to post an additional $545 million (Dec. 31, 2021 – $120 million) of collateral to the Company's counterparties.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements
13. Investments
The Company's investments include its 49% interest in the Skookumchuck wind facility and its 30% interest in EMG International LLC ("EMG") and the investments acquired in 2022, as discussed below:

Energy Impact Partners Investment ("EIP")
On May 6, 2022, the Company entered into a commitment to invest US$25 million over the next four years in EIP's Deep Decarbonization Frontier Fund 1 (the “Frontier Fund”). The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions. During the second quarter of 2022, the Company made an initial investment of $7 million (US$6 million). The investment is accounted for at fair value through profit or loss.

Ekona Power Inc. ("Ekona")
On Feb. 1, 2022, the Company made an equity investment of $2 million in Ekona's Class B Preferred Shares. The investment will help support the commercialization of Ekona’s novel methane pyrolysis technology platform, which produces cleaner and lower-cost turquoise hydrogen. The investment is accounted for at fair value through other comprehensive income.

14. Property, Plant and Equipment
Assets under construction
During the three and nine months ended Sept. 30, 2022, the Company had additions of $249 million and $440 million, respectively, mainly related to assets under construction for the White Rock wind projects, Garden Plain wind project, Horizon Hill wind project, Northern Goldfields solar project and other planned major maintenance.

In addition, the Company has begun its rehabilitation plan at the Kent Hills wind facilities. For the three and nine months ended Sept. 30, 2022, the Company has capitalized additions of $31 million and $41 million, respectively.

During the three and nine months ended Sept. 30, 2021, the Company had additions of $127 million and $344 million, respectively, mainly related to assets under construction for the coal-to-gas conversions, Windrise wind facility, the Garden Plain wind project, Sundance Unit 5 repowering project and other planned major maintenance expenditures. During the nine months ended Sept. 30, 2021, the Company completed the conversions of Keephills Unit 2, Sheerness Unit 1 and Sundance Unit 6 and the costs were transferred to gas generation.

Renewable Generation
During the first quarter of 2022, $16 million of costs, related to transmission infrastructure at the Windrise wind facility, were reclassified from PP&E to Other Assets and will be amortized to net earnings (loss) over the useful life of the Windrise wind facility. In accordance with the asset transfer agreement, the ownership of these assets must be transferred to the transmission line owner upon completion of construction of the transmission infrastructure.

Gas Generation
On June 30, 2021, the Company closed the sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. for the aggregate sale price of $255 million. The net cash proceeds to the Company from the sale of its 50 per cent interest, were approximately $128 million and the Company recognized a gain on sale of $31 million on the Condensed Consolidated Statements of Earnings. In addition, as part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated which resulted in a gain of $2 million.

Energy Transition
Keephills Unit 1 and Sundance Unit 5 were retired in 2021. Sundance Unit 4 was retired from service effective March 31, 2022.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements
Change in Estimate - Useful Lives
During the third quarter of 2022, the Company adjusted the useful lives of certain assets included in the Gas segment to reflect changes made based on the future operating expectations of the assets. This resulted in an increase of $64 million in depreciation expense that was recognized in the Condensed Consolidated Statement of Earnings in the third quarter of 2022.

Change in Estimate - Decommissioning provision
During the nine months ended 2022, the Corporation adjusted certain gas assets decommissioning and restoration provisions to reflect the potential timing to begin reclamation efforts. The Corporation's current best estimate of the decommissioning and restoration provision increased by $40 million.

In addition, during the nine months ended Sept. 30, 2022, the decommissioning and restoration provisions on operating assets have been updated to reflect an increase in discount rates, resulting in a decrease in the decommissioning and restoration provision and in the related assets in PP&E of $125 million.

Refer to Note 17 for further details.

15. Intangible Assets
The Company acquired a portfolio of wind development projects in the US in 2019. Upon moving forward with any of these projects, additional consideration may be payable on a project-by-project basis in the event a project achieves commercial operations prior to Dec. 31, 2025.

During the nine months ended Sept. 30, 2022, the Company recorded $16 million (Sept. 30, 2021 — nil) of contingent consideration relating to US wind development projects. Additionally, the Company reclassified development costs of $3 million from Other Assets to Intangible Assets comprised of initial acquisition costs.
16. Other Assets
Kent Hills LP Loan
Other Assets includes a $41 million (Dec. 31, 2021 - $55 million) unsecured loan related to an advancement by the Company's subsidiary, Kent Hills Wind LP ("KHLP"), of the net financing proceeds of the Kent Hills Wind Bond ("KH Bonds"), to its 17 per cent partner. On June 1, 2022, the loan receivable agreement was amended and its original maturity date of Oct. 2, 2022 was extended to October 2027, resulting in the classification of a portion of the loan receivable to non-current assets. The remaining terms of the original loan remain unchanged and it continues to bear interest at 4.55 per cent, with interest payable quarterly. No scheduled principal repayments are required until maturity. However, repayments may be required for amounts associated with foundation replacement capital expenditures as outlined in the amendment made to the KH Bonds. During the nine months ended Sept. 30, 2022, the Company received repayments of $14 million which were required as part of the waiver and amendment made to the KH Bonds. As at Sept. 30, 2022, $9 million (Dec. 31, 2021 - $55 million) was recorded as current and included in Trade and Other Receivables.

Windrise Prepaid
During the first quarter of 2022, $16 million of costs related to transmission infrastructure at the Windrise wind facility were reclassified from PP&E to Other Assets and will be amortized to net earnings (loss) over the useful life of the Windrise wind facility. Refer to Note 14 for further detail.

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements
17. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2021	793	34	827
Liabilities settled	(23)	(11)	(34)
Accretion	35	—	35
Transfers	(2)	—	(2)
Revisions in estimated cash flows	90	5	95
Revisions in discount rates	(227)	—	(227)
Reversals	—	(10)	(10)
Change in foreign exchange rates	16	—	16
Balance, Sept. 30, 2022	682	18	700
.

	Decommissioning and restoration	Other provisions	Total
Balance, Dec. 31, 2021	793	34	827
Current portion	35	13	48
Non-current portion	758	21	779
Balance, Sept. 30, 2022	682	18	700
Current portion	38	11	49
Non-current portion	644	7	651
For the three months ended Sept. 30, 2022, the Company accelerated the expected timing on decommissioning and restoration for certain gas assets. This increased the decommissioning and restoration provision by $79 million resulting in an increase in PP&E of $29 million on operating assets and recognition of a $50 million impairment charge in net earnings related to retired assets. In the second quarter of 2022, an additional increase to decommissioning and restoration of $11 million was recognized in relation to an asset in the Gas segment.

For the nine months ended Sept. 30, 2022, the decommissioning and restoration provisions have decreased by $227 million due to a significant increase in discount rates, largely driven by increases in market benchmark rates. On average, discount rates increased with rates ranging from 6.8 to 9.6 per cent as at Sept. 30, 2022 (Dec. 31, 2021 — 3.6 to 6.5 per cent). This has resulted in a corresponding decrease in PP&E of $125 million on operating assets and recognition of a $102 million impairment reversal in net earnings related to retired assets.

18. Credit Facilities and Long-Term Debt
The Company has $2 billion (Dec. 31, 2021 — $2 billion) of committed syndicated bank facilities and $0.2 billion of committed bilateral credit facilities, of which $1.5 billion was available as at Sept. 30, 2022 (Dec. 31, 2021 — $1.3 billion) including the undrawn letters of credit. During the second quarter of 2022, the committed syndicated credit facilities were extended by one year to June 30, 2026 and the committed bilateral credit facilities were extended by one year to June 30, 2024. The undrawn credit facilities are the primary source for short-term liquidity after the cash flow generated from the Company's business. Interest rates on the credit facilities vary depending on the option selected (Canadian prime, bankers' acceptances, SOFR or US base rate, etc.) in accordance with a pricing grid that is standard for such facilities.

During the third quarter of 2022, the Company closed a two year $400 million floating rate Term Facility with its banking syndicate with a maturity date of Sept. 7, 2024. The Term Facility has interest rates that vary depending on the option selected (Canadian prime, bankers' acceptances, etc.) The Company is required to meet certain specific and customary affirmative and negative financial covenants under the Term Facility, including the maintenance of certain financial ratios. No amounts were drawn on the Term Facility as at Sept. 30, 2022.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements
As at Sept. 30, 2022, the Company was in compliance with all debt covenants.

Kent Hills Wind Bonds
In fourth quarter of 2021, the Company disclosed that events of default may have occurred under the trust indenture governing the terms of the KH Bonds. Accordingly, the Company classified the entire carrying value of the bonds as current as at Dec. 31, 2021.

During the second quarter of 2022, the Company obtained a waiver and entered into a supplemental indenture that facilitated the rehabilitation of the Kent Hills 1 and 2 wind facilities. Upon receipt of the waiver, the Company reclassified a portion of the carrying value outstanding for the KH Bonds to non-current liabilities with the exception of the scheduled principal repayments due within the next twelve months from June 30, 2022. In accordance with the supplemental indenture, Kent Hills Wind LP cannot make any distributions to its partners until the foundation replacement work has been completed.

The KH Bonds, issued in October 2017, bear interest at 4.45 per cent, with principal and interest payable quarterly in blended payments until maturity on Nov. 30, 2033. The KH Bonds are secured by a first ranking charge over all of the assets of the issuer, Kent Hills Wind LP, which primarily includes the Kent Hills 1, 2 and 3 wind facilities, which at Sept. 30, 2022, had a combined PP&E carrying value of $210 million (Dec. 31, 2021 — $182 million).

Restricted Cash
The Company has $18 million (Dec. 31, 2021 — $17 million) of restricted cash related to bonds ("TransAlta OCP bonds") issued by the Company's subsidiary, TransAlta OCP LP, which is required to be held in a debt service reserve account to fund scheduled future debt repayments.

The Company also had $47 million (Dec. 31, 2021 — $53 million) of restricted cash related to the TEC Hedland PTY Ltd bond; reserves are required to be held under commercial arrangements and for debt service. Cash reserves may be replaced by letters of credit in the future.

Currency Impacts
The strengthening of the US dollar has increased the US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $70 million as at Sept. 30, 2022 (Sept. 30, 2021 — decreased by $7 million due to weakening of the US dollar). Almost all of the US-denominated debt is hedged either through financial contracts or net investments in the US operations.

Additionally, the weakening of the Australian dollar has decreased the Australian-denominated non-recourse senior secured notes by approximately $43 million as at Sept. 30, 2022 (Sept. 30, 2021 — $41 million). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income.

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements
19. Defined Benefit Obligations

The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates, largely driven by increases in market benchmark rates, the defined benefit obligation decreased by approximately $46 million for the nine months ended Sept. 30, 2022, compared to Dec. 31, 2021. A 1 per cent increase in discount rates would have a $38 million impact on the defined benefit obligation.

During the third quarter of 2022, the Company made a voluntary contribution of $35 million to further improve the funded status of the Sunhills Mining Ltd. Pension Plan for the Highvale Mine. The contribution reduces the amount of the Company's future funding obligations, including amounts secured by the letters of credit.

The liability for defined benefit obligations is $148 million as at Sept. 30, 2022 (Dec. 31, 2021 — $228 million).

20. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	9 months ended Sept. 30
	2022		2021
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	271.0	2,901	269.8	2,896
Purchased and cancelled under the NCIB	(2.7)	(29)	—	—
Effects of share-based payment plans	0.9	6	—	(3)
Stock options exercised	0.2	1	1.2	8
Issued and outstanding, end of period	269.4	2,879	271.0	2,901

B. Normal Course Issuer Bid Program
On May 24, 2022, the Toronto Stock Exchange (“TSX”) accepted the notice filed by the Company to renew its normal course issuer bid (“NCIB”) for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 Common Shares, representing approximately 7.16 per cent of its public float of common shares. Any common shares purchased under the NCIB are cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 31, 2022 and ends on May 30, 2023.

Shares purchased by the Company under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

The following are the effects of the Company's purchase and cancellation of the common shares during the period:

As at	Sept. 30, 2022	Dec. 31, 2021
Total shares purchased	2,741,400	—
Average purchase price per share	$12.50	—
Total cost (millions)(1)	$34	—
Weighted average book value of shares cancelled	$29	—
Amount recorded in deficit	$5	—
(1) During the nine months ended Sept. 30, 2022, the Company paid $28 million with the remaining costs paid subsequent to the period.

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements
C. Dividends ad
On July 27, 2022, the Company declared a quarterly dividend of $0.05 per common share, payable on Oct. 1, 2022.

On Nov. 7, 2022, the Company declared a quarterly dividend of $0.055 per common share, payable on Jan. 1, 2023.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

21. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

As at	Sept. 30, 2022		Dec. 31, 2021
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	9.6	235
Series B(1)	2.4	58	2.4	58
Series C(2)	10.0	243	11.0	269
Series D(2)(3)	1.0	26	—	—
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942
(1) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.
(2) During the second quarter of 2022, the Company has converted 1,044,299 of its 11,000,000 currently outstanding Series C Shares, on a one-for-one basis, into Series D Shares.
(3) Series D Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 3.10 per cent.

On Sept. 21, 2022, the Company announced that, after taking into account all election notices received for the conversion of the Cumulative Redeemable Rate Reset Preferred Shares, Series E (the "Series E Shares") into Cumulative Redeemable Floating Rate Preferred Shares Series F (the "Series F Shares"), there were 89,945 Series E Shares tendered for conversion, which was less than the one million shares required to give effect to conversions into Series F Shares. Therefore, none of the Series E Shares were converted into Series F Shares. As a result, the Series E Shares will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The annual dividend rate for the Series E Shares for the five-year period from and including Sept. 30, 2022 to but excluding Sept. 30, 2027, will be 6.894% which is equal to the five-year Government of Canada bond yield of 3.244 per cent, determined as of Aug. 31, 2022, plus 3.65 per cent, in accordance with the terms of the Series E Shares.

B. Dividends
On July 27, 2022, the Company declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.22099 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.28841 per share on the Series D preferred shares, $0.32463 per share on the Series E preferred shares and $0.31175 per share on the Series G preferred shares, payable on Sept. 30, 2022.

On Nov. 7, 2022, the Company declared a quarterly dividend of $$0.17981 per share on the Series A preferred shares, $0.337 per share on the Series B preferred shares, $0.36588 per share on the Series C preferred shares, $0.40442 per share on the Series D preferred shares, $0.43088 per share on the Series E preferred shares and $0.31175 per share on the Series G preferred shares, payable on Dec. 31, 2022.

TRANSALTA CORPORATION F28

Notes to Condensed Consolidated Financial Statements
22. Commitments and Contingencies
A. Commitments
For the significant commitments and contingencies outstanding, refer to Note 36 of the 2021 annual consolidated financial statements. The Company has entered into the following material contractual commitments, as at Sept. 30, 2022:

During the second quarter of 2022, the Company entered into an engineering, procurement and construction agreement for approximately $37 million (AU$41 million) related to the Mount Keith 132kV Expansion.

During 2022, the Company has entered into agreements for $100 million for the rehabilitation efforts at the Kent Hills 1 and 2 wind facilities.

The Company has not incurred any other material contractual commitments, either directly or through its interests in joint ventures or associates during 2022.

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required. For the current material outstanding contingencies, please refer to Note 36 of the 2021 audited annual consolidated financial statements. Material changes to the contingencies have been described below.

Hydro Power Purchase Arrangement ("Hydro PPA") - Emission Performance Credits
The Balancing Pool is claiming entitlement to the emission performance credits ("EPCs") earned by the Alberta Hydro facilities as a result of TransAlta opting those facilities into the Carbon Competitiveness Incentive Regulation and Technology Innovation and Emissions Reduction Regulation from 2018-2020 inclusive. The Balancing Pool claims ownership of the EPCs because it believes the change-in-law provisions under the Hydro PPA require the EPCs to be passed through to the Balancing Pool. TransAlta has not received any benefit from the EPCs nor from any purported change-in-law and believes that the Balancing Pool has no rights to these credits. An arbitration has commenced and the hearing is scheduled for Feb. 6 - 10, 2023. TransAlta holds approximately 1,750,000 EPCs with no recorded book value that were created between 2018-2020, which are at risk as a result of the Balancing Pool's claim.

Keephills Unit 1 Stator Force Majeure
The Balancing Pool and ENMAX were seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX appealed this decision to the Court of Appeal, which was heard on Jan. 27, 2022.

On June 9, 2022, the Court of Appeal released a unanimous decision dismissing ENMAX and the Balancing Pool's application. The Court of Appeal upheld the Company’s claim of force majeure that arose when its Keephills Unit 1 generating unit tripped offline in 2013. As a result of the decision, the Company’s claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta. ENMAX and the Balancing Pool did not seek leave to appeal this decision to the Supreme Court of Canada, which concludes this matter.

Keephills Unit 2 Stator Force Majeure
After the Keephills Unit 1 stator force majeure outage in 2013, it was determined that Keephills Unit 2 could face a similar stator failure before the next planned outage. In response, the Company took Keephills Unit 2 offline between January 31, 2014, and March 15, 2014, to perform a full rewind of the generator stator and claimed force majeure. The Balancing Pool disputed this force majeure event but the dispute was held in abeyance pending the outcome of the Keephills Unit 1 stator force majeure dispute, which was recently concluded. The Company and the Balancing Pool recently settled this dispute and so both stator force majeure claims have been resolved.

TRANSALTA CORPORATION F29

Notes to Condensed Consolidated Financial Statements
Sarnia Outages
The Sarnia cogeneration facility experienced three separate events between May 19, 2021, and June 9, 2021, that resulted in steam interruptions to its industrial customers. As a result, the customers have submitted claims for liquidated damages. Steam supply disruptions of this nature are atypical and infrequent at the Sarnia cogeneration facility. A root cause failure analysis was completed for the three outages, which concluded that all three outages were within TransAlta (SC) LP’s control. As such, liquidated damages previously included in contract liabilities in the amount of $12 million have been paid by TransAlta (SC) LP during the second quarter of 2022.

There have been no other material updates to any of the contingencies in the three and nine months ended Sept. 30, 2022.

23. Segment Disclosures
A. Description of Reportable Segments
The Company has six reportable segments as described in Note 1.

The following tables provide each segment's results in the format that the CODM reviews the Company's segments to make operating decisions and assess performance. The tables below show the reconciliation of the total segmented results and adjusted EBITDA to the statement of earnings (loss) reported under IFRS. Prior periods have been adjusted for comparable purposes.

For internal reporting purpose, the earnings information from the Company's investment in the Skookumchuck wind facility has been presented in the Wind and Solar segment on a proportionate basis. Information on a proportionate basis reflects the Company's share of Skookumchuck's statement of earnings on a line-by-line basis. Proportionate financial information is not and is not intended to be, presented in accordance with IFRS. Under IFRS, the investment in Skookumchuck has been accounted for as a joint venture using the equity method.

TRANSALTA CORPORATION F30

Notes to Condensed Consolidated Financial Statements
B. Reported Adjusted Segment Earnings (Loss) and Segment Assets
Reconciliation of Adjusted EBITDA to Earnings (Loss) Before Income Tax

3 months ended Sept. 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	265	14	372	231	54	(4)	932	(3)	—	929
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	53	47	6	46	—	152	—	(152)	—
Realized (gain) loss on closed exchange positions	—	—	(4)	—	(38)	—	(42)	—	42	—
Decrease in finance lease receivable	—	—	12	—	—	—	12	—	(12)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	265	67	431	237	62	(4)	1,058	(3)	(126)	929
Fuel and purchased power	7	6	167	167	—	1	348	—	—	348
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	7	6	166	167	—	1	347	—	1	348
Carbon compliance	—	—	26	2	—	(5)	23	—	—	23
Gross margin	258	61	239	68	62	—	688	(3)	(127)	558
OM&A	12	19	49	17	9	30	136	(1)	—	135
Taxes, other than income taxes	1	1	5	—	—	1	8	—	—	8
Net other operating income	—	(1)	(10)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(4)	245	42	195	51	53	(31)	555
Equity income										1
Finance lease income										4
Depreciation and amortization										(179)
Asset impairment charges										(70)
Net interest expense										(66)
Foreign exchange gain										6
Gain on sale of assets and other										4
Earnings before income taxes										126
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F31

Notes to Condensed Consolidated Financial Statements

3 months ended Sept. 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	96	55	384	231	86	1	853	(3)	—	850
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	21	(71)	(2)	(14)	—	(66)	—	66	—
Realized loss on closed exchange positions	—	—	—	—	21	—	21	—	(21)	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	96	76	326	229	93	1	821	(3)	32	850
Fuel and purchased power(4)	4	4	129	190	—	1	328	—	—	328
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	(26)	(48)	—	—	(74)	—	74	—
Coal inventory write-down	—	—	—	(5)	—	—	(5)	—	5	—
Adjusted fuel and purchased power	4	4	102	137	—	1	248	—	80	328
Carbon compliance	—	—	33	14	—	—	47	—	—	47
Gross margin	92	72	191	78	93	—	526	(3)	(48)	475
OM&A(4)	10	14	42	28	14	23	131	(1)	—	130
Reclassifications and adjustments:
Parts and materials write-down	—	—	—	(5)	—	—	(5)	—	5	—
Adjusted OM&A	10	14	42	23	14	23	126	(1)	5	130
Taxes, other than income taxes	—	3	4	1	—	1	9	—	—	9
Net other operating (income) loss	—	—	(10)	57	—	—	47	—	—	47
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(58)	—	—	(58)	—	58	—
Adjusted net other operating income	—	—	(10)	(1)	—	—	(11)	—	58	47
Adjusted EBITDA(5)	82	55	155	55	79	(24)	402
Equity income										1
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment charges										(575)
Net interest expense										(63)
Foreign exchange gain										1
Gain on sale of assets and other										23
Loss before income taxes										(441)
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the three months ended Sept. 30, 2021, $1 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F32

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	447	205	933	433	116	(2)	2,132	(10)	—	2,122
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	81	13	17	—	—	111	—	(111)	—
Realized (gain) loss on closed exchange positions	—	—	(11)	—	27	—	16	—	(16)	—
Decrease in finance lease receivable	—	—	34	—	—	—	34	—	(34)	—
Finance lease income	—	—	15	—	—	—	15	—	(15)	—
Adjusted revenues	447	286	984	450	143	(2)	2,308	(10)	(176)	2,122
Fuel and purchased power	17	20	445	332	—	3	817	—	—	817
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	17	20	442	332	—	3	814	—	3	817
Carbon compliance	—	1	56	(1)	—	(5)	51	—	—	51
Gross margin	430	265	486	119	143	—	1,443	(10)	(179)	1,254
OM&A	33	50	138	50	23	71	365	(1)	—	364
Taxes, other than income taxes	3	7	13	2	—	1	26	(1)	—	25
Net other operating income	—	(18)	(30)	—	—	—	(48)	—	—	(48)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(11)	(30)	—	—	—	(41)	—	(7)	(48)
Adjusted EBITDA(4)	394	219	365	67	120	(72)	1,093
Equity income										5
Finance lease income										15
Depreciation and amortization										(411)
Asset impairment charges										(4)
Net interest expense										(195)
Foreign exchange gain										17
Gain on sale of assets and other										6
Earnings before income taxes										346
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F33

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	299	225	937	471	185	6	2,123	(12)	—	2,111
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	22	(122)	27	(26)	—	(99)	—	99	—
Realized loss on closed exchange positions	—	—	1	—	49	—	50	—	(50)	—
Decrease in finance lease receivable	—	—	30	—	—	—	30	—	(30)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	299	247	862	498	208	6	2,120	(12)	3	2,111
Fuel and purchased power(4)	13	11	347	411	—	6	788	—	—	788
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Mine depreciation	—	—	(79)	(100)	—	—	(179)	—	179	—
Coal inventory write-down	—	—	—	(16)	—	—	(16)	—	16	—
Adjusted fuel and purchased power	13	11	265	295	—	6	590	—	198	788
Carbon compliance	—	—	104	35	—	—	139	—	—	139
Gross margin	286	236	493	168	208	—	1,391	(12)	(195)	1,184
OM&A(4)	29	42	129	97	31	55	383	(2)	—	381
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(28)	—	—	(30)	—	30	—
Adjusted OM&A	29	42	127	69	31	55	353	(2)	30	381
Taxes, other than income taxes	2	8	11	5	—	1	27	(1)	—	26
Net other operating (income) loss	—	—	(30)	56	—	—	26	—	—	26
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(58)	—	—	(58)	—	58	—
Adjusted net other operating income	—	—	(30)	(2)	—	—	(32)	—	58	26
Adjusted EBITDA(5)	255	186	385	96	177	(56)	1,043
Equity income										5
Finance lease income										19
Depreciation and amortization										(395)
Asset impairment charges										(620)
Net interest expense										(186)
Foreign exchange gain										22
Gain on sale of assets and other										56
Loss before income taxes										(348)
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal. Refer to Note 1 for further details.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the nine months ended Sept. 30, 2021, $6 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

TRANSALTA CORPORATION F34

Notes to Condensed Consolidated Financial Statements
Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the condensed consolidated statements of earnings (loss) and the condensed consolidated statements of cash flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2022	2021	2022	2021
Depreciation and amortization expense on the condensed consolidated statements of earnings (loss)	179	123	411	395
Depreciation included in fuel and purchased power (Note 4)	—	74	—	179
Depreciation and amortization on the condensed consolidated statements of cash flows	179	197	411	574

TRANSALTA CORPORATION F35